Exhibit 1.4

Wolseley plc – Directors’ Share Option Award

5 November 2002

Notification under the Listing Rules – Directors - Rule 16.3 (c)

The following options over ordinary shares of 25 pence each in the capital of the company have been granted to the following executive directors at a price of 543 pence per share.

Director’s name	No. of options granted	Date of grant
Charles Banks	225,000	04.11.02
Jacques Descours	50,000	04.11.02
Fenton Hord	60,000	04.11.02
Claude Hornsby	80,000	04.11.02
Andrew Hutton	75,000	05.11.02
Stephen Webster	80,000	05.11.02

The options have been granted under the Wolseley plc Executive Share Option Scheme 1984 and the Wolseley plc Executive Share Option Scheme 1989, which require the satisfaction of corporate performance criteria before the options become capable of exercise.

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